Exhibit (h)(58)

AMENDMENT TO DELEGATION AGREEMENT

WHEREAS, BlackRock Institutional Management Corporation (“BIMC”), The RBB Fund, Inc. (the “Company”) and BNY Mellon Investment Servicing (US) Inc. (formerly PFPC Inc.) (“BNYM”“), are parties to a Delegation Agreement, dated as of December 15, 2006 (the “Agreement”), pursuant to which BNYM provides certain administration and accounting services with respect to the Money Market Portfolio of the Company (the “Portfolio”);

WHEREAS, in connection with the liquidation of BIMC, effective July 1, 2011, the management and administrative functions of BIMC with respect to the Portfolio were transferred to BlackRock Advisors, LLC (“BlackRock”);

NOW, THEREFORE, the Company, BlackRock and BNYM hereby agree that effective July 1, 2011, BlackRock assumed all of the rights, responsibilities, obligations and liabilities of BIMC relating to the Agreement, including all attachments, amendments, addendums, fee letters, exhibits or schedules relating thereto, regardless of when the same accrued or were incurred. For clarity, the transfer of functions referenced above (and items related thereto) shall not be considered a termination of the Advisory Agreement (as defined in the Agreement) for purposes of the last sentence of Section 14 of the Agreement.

BLACKROCK ADVISORS, LLC

By:	/s/ Neal J. Andrews
Neal J. Andrews, Managing Director

THE RBB FUND, INC.

By:	/s/ Salvatore Faia
Salvatore Faia, President

BNY MELLON INVESTMENT SERVICING (US) INC.

By:	/s/ Jay F. Nusblatt
Jay F. Nusblatt, Managing Director